Exhibit 16.1

September 5, 2024

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for ARCA biopharma, Inc. and, under the date of February 1, 2024, we reported on the financial statements of ARCA biopharma, Inc. as of and for the years ended December 31, 2023 and 2022. On August 30, 2024, we were dismissed.

We have read ARCA biopharma, Inc. statements included under Item 4.01 of its Form 8-K dated September 5, 2024, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement regarding the Audit Committee approving our dismissal, or any statements under Item 4.01 (b).

Very truly yours,

/s/ KPMG LLP